HSK FUNDING, INC.
300 PLAZA DRIVE
VESTAL, NEW YORK 13850

September 5, 2006

Genco Power Solutions, Inc.
Attention: Anton Lee Wingeier
1141 South Rogers Circle, Suite 11
Boca Raton, Florida 33487

RE: Loan by HSK Funding, Inc. to Genco Power Solutions, Inc.

Dear Mr. Wingeier:

On July 14, 2006, HSK Funding, Inc. ("Lender") made a loan to Genco Power Solutions, Inc. ("Borrower") in the amount of $1,000,000.00 ("Loan"). In connection with said Loan, Adsouth Partners, Inc. ("Adsouth") agreed to pledge 2,250,000 shares of the stock ("MFC Common Stock") of MFC Development Corp. ("MFC") as additional security for the Loan and for the loan made by New Valu, Inc. ("New Valu") to Borrower on May 8, 2006.

In lieu of the pledge of stock, Lender has agreed to purchase 2,250,000 shares of the stock of MFC at a value of $0.40 per share for a total of $900,000.00 and Borrower has agreed to credit the purchase price of $900,000.00 against the principal balance of the Loan. Borrower has also agreed to deliver a check in the sum of $50,000.00 plus accrued interest in the amount of $9,816.67 to Lender against the Loan to pay the Loan in full.

HSK FUNDING, INC.

By: _____
Name: Amichain Abramson
Title: VP

GENCO POWER SOLUTIONS,
INC.

By: _____
Name: Anton Lee Wingeier
Title: CEO

ADSOUTH PARTNERS, INC.

By: _____

Name: Anton Lee Wingeier

Title: CEO